IDEX Biometrics ASA

Dronning Eufemias gate 16

NO-0191 Oslo, Norway

February 2, 2023

By Electronic Submission

Mr. Robert S. Littlepage

Mr. Joseph Cascarano

Office of Technology

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	IDEX Biometrics ASA
Form 20-F for the Fiscal Year Ended December 31, 2021
Filed April 29, 2022
File No. 001-39810

Dear Mr. Littlepage and Mr. Cascarano:

We are in receipt of the comment letter, dated January 4, 2023 (the “Comment Letter”), from the staff (the “Staff”) of the Securities and Exchange Commission regarding the above captioned filing of IDEX Biometrics ASA (the “Company”). The response to your additional comments was due January 19, 2023. Pursuant to the discussion with the Staff, the Company respectfully requests an extension to respond to the Comment Letter to no later than February 10, 2023.

Please do not hesitate to contact me at eileen.wynne@idexbiometrics.com with any questions you may have with respect to the foregoing.

Very truly yours,

/s/ Eileen Wynne
Eileen Wynne
Interim Chief Financial Officer

cc: Joshua A. Kaufman, Cooley LLP